Exhibit 99.2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,

THIS PRO FORMA VALUATION UPDATE REPORT IS BEING FILED IN PAPER PURSUANT TO A

CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION UPDATE REPORT

WESTFIELD FINANCIAL, INC.

HOLDING COMPANY FOR

WESTFIELD BANK

Westfield, Massachusetts

Dated As Of:

October 13, 2006

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

October 13, 2006

Board of Directors

Westfield MHC

Westfield Financial, Inc.

Westfield Bank

141 Elm Street

Westfield, Massachusetts 01085-2980

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Westfield Financial, Inc., Westfield Massachusetts (“Westfield Financial” or the “Company”) in connection with the mutual-to-stock conversion of Westfield, MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.65% of the common stock of Westfield Financial (the “MHC Shares”), the mid-tier holding company for Westfield Bank, Westfield, Massachusetts (the “Bank”). The remaining 42.35% of Westfield Financial’s common stock is owned by public stockholders. Westfield Financial, which completed its initial public stock offering on December 27, 2001, owns 100% of the common stock of the Bank. It is our understanding that Westfield Financial will offers its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to Westfield Financial Stockholders as of the Record Date, members of the local community and the public at large.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks (the “Division”) in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated August 4, 2006 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Westfield Financial’s financial condition, including financial data through

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210	Telephone: (703) 528-1700
Arlington, VA 22209	Fax No.: (703) 528-1788

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October 13, 2006

September 30, 2006; (2) an updated comparison of Westfield Financial’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Plan of Conversion and Stock Issuance

On June 20, 2006, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Stock Issuance (the “Plan”), pursuant to which the organization will convert from the two-tier mutual holding company structure to the full stock holding company structure and undertake a second-step conversion. Pursuant to the Plan, Westfield Financial, which owns 100% of the Bank, will be succeeded by a new Massachusetts corporation named New Westfield Financial, which will change its name to Westfield Financial after the completion of the conversion. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Westfield Financial currently owned by the MHC. As of June 30, 2006, the MHC’s ownership interest in Westfield Financial approximated 57.65%. The Company will also issue shares of its common stock to the public stockholders of Westfield Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Westfield Financial common stock as owned immediately prior to the conversion. As of September 30, 2006, the public stockholders’ ownership interest in Westfield Financial approximated 42.35%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of September 30, 2006, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in

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October 13, 2006

other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

Table 1 presents summary balance sheet and income statement data through September 30, 2006. [Table 1 is omitted. It has been filed as a paper filing.] The overall composition of the Company’s updated balance sheet was generally comparable to the June 30, 2006 data, with the Company experiencing a modest amount of asset growth during the three month period. Consistent with recent trends, the balance sheet was largely funded by deposits, which funded growth of both loans and investments.

Growth Trends

The Company’s total assets increased by $19.5 million over the three months ended September 30, 2006. The balance of loans decreased modestly during the three month period which is primarily attributable to the payoff of $18.2 million in commercial loans. The balance of cash and investments increased reflecting normal fluctuations of cash and liquidity, including the proceeds from loan principal repayments and the proceeds from deposit and borrowing growth. The Company’s deposits increased by $2.4 million while borrowed funds increased reflecting the addition of FHLB advances and customer repurchase agreements. Equity increased by $1.6 million from June 30, 2006, to September 30, 2006, largely as a result of interim earnings.

Loan Receivable

Loans receivable decreased from $386.5 million, as of June 30, 2006, to $379.8 million, as of September 30, 2006, and the proportion to total assets diminished modestly. The decrease was primarily the result of the payoff of $18.2 million in commercial loans involving 11 relationships that either sold the real estate collateral securing the loan and/or as entire businesses were sold to concerns headquartered outside of the Company’s market area.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities (“MBS”) increased modestly overall during the three months ended September 30, 2006, to equal $410.6 million in aggregate, or 49.0% of assets. The securities portfolio is primarily comprised of mortgage-backed securities, along with securities issued by government-sponsored enterprises and municipal bonds.

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October 13, 2006

Funding Structure

Deposit balances increased by $2.4 million over the three months ended September 30, 2006, to equal $638.1 million, or 76.2% of total assets. The increase in deposits was primarily the result of an increase in time deposits as some customers have been motivated to shift funds out of core deposits as market interest rate levels (and the rate paid on CDs) has increased. Borrowed funds also increased modestly as management sought to pre-fund a portion of the offering proceeds and as customer repurchase agreements in conjunction with the ongoing development of commercial account relationships.

Equity

Equity increased by nearly $1.6 million over the three months ended September 30, 2006 to equal $117.0 million, or 13.97% of assets. The change is primarily comprised of net income of $3.5 million for the nine months ended September 30, 2006, the net repurchase of 25,845 shares of common stock for $726,000 and the declaration and payment by the Board of Directors of regular and special dividends amounting to $2.5 million.

Income and Expense Trends

The Company’s trailing 12 month earnings decreased in the most recent period, from $5.870 million for the 12 months ended June 30, 2006, to $5.148 million for the 12 months ended September 30, 2006, as net interest income eroded and the Company’s operating costs continue to increase. The decline in net income is partially attributable to a net loss of $378,000 on the sale of fixed assets, which was the result of the sale of a building which housed a former Westfield Bank branch.

Net Interest Income

The Company’s net interest income decreased for the most recent trailing 12 month period both in dollar terms and as a percent of average assets. Specifically, net interest income decreased by $406,000 to equal $23.2 million, while the net interest income ratio decreased by 6 basis points to 2.83% for the most recent period. The reduction in the ratio of net interest income to average assets primarily reflects the impact of increasing funding costs.

Loan Loss Provisions

Provision for loan losses decreased by $50,000, to equal $425,000 for the 12 months ended September 30, 2006. The provision was decreased based upon the changes that occurred in the loan portfolio during that period. The changes include partially replenishing the net charge-offs for the same period, tempered by a reduction in nonperforming loans and relative stability in the balances in the loan portfolio.

Non-Interest Income

Non-interest income decreased modestly for the most recent period to equal $3.5 million, or 0.43% of average assets.

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October 13, 2006

Operating Expenses

As discussed in the Original Appraisal, operating expenses have been increasing for the Company over the last several years, both on a dollar basis and measured as a percent of average assets. The Company’s operating expenses have increased due to moderate asset growth and the emphasis on building commercial account relationships.

The Company’s operating expenses increased from $18.8 million (2.30% of average assets) for the twelve months ended June 30, 2006, to $19.0 million (2.32% of average assets) for the twelve months ended September 30, 2006. As indicated earlier, cost increases have been associated with expanded commercial lending activities and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Salaries and benefits increased due to hiring additional personnel and normal salary increases. The requirement to expense stock based compensation related to stock options became effective for the Company on January 1, 2006, which also contributed to the increase in operating expenses.

Non-Operating Income/(Expense)

The net loss of $378,000 on the sale of fixed assets reported for the three months ended September 30, 2006, was the result of the sale of a building that housed a former Westfield Bank branch. This loss is considered non-recurring in nature and will be excluded from earnings in the derivation of the core earnings valuation base.

Efficiency Ratio

The Company’s efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 71.4% for the 12 months ended September 30, 2006, reflects an increase (i.e., deterioration) from the 69.2% ratio for the 12 months ended June 30, 2006, primarily reflecting an increase in operating expenses.

Taxes

The Company’s tax rate approximated 24.8% for the 12 months ended September 30, 2006, compared to 25.5% for the 12 months ended June 30, 2006.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. [Tables 2 and 3 are omitted. They have been filed as a paper filing.] The Peer Group is comprised of the same ten publicly-traded full stock companies as were employed in the Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a lower level of loans (45.4% of assets for the Company versus 63.5% for the Peer Group) and a higher level of cash, MBS and investments (49.0% for the Company versus 32.2% for the

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October 13, 2006

Peer Group). The Company’s funding composition continued to reflect a higher proportion of deposits in comparison to the Peer Group (76.2% of assets for the Company versus 68.2% of assets for the Peer Group). Comparatively, borrowings accounted for a lower portion of the Company’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 9.0% and 18.3% for Westfield Financial and the Peer Group, respectively.

The Company’s equity-to-assets ratio of 14.0% was above the Peer Group’s average net worth ratio of 12.1%. All of the Company’s equity consisted of tangible equity while intangibles maintained by the Peer Group equaled 1.4% of assets, translating into a tangible equity-to-assets ratio of 10.7% on average for the Peer Group. On a post-conversion basis with the addition of offering proceeds, the pro forma capital position will substantially exceed the Peer Group’s ratio. The increased equity is anticipated to enhance the Company’s earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Company’s return on equity (“ROE”), based on both reported and core earnings.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period for which data is publicly available for the Company and the Peer Group. Westfield Financial posted comparatively modest asset growth in comparison to the Peer Group, at 3.08% and 10.13%, respectively. Importantly, the Peer Group’s growth rates were skewed upward by comparatively strong growth rates posted by Legacy Bancorp which completed its standard conversion over the last twelve months and Berkshire Hills Bancorp which completed an acquisition. The Company’s comparatively modest growth is reflective of the intent to focus efforts on first restructuring the portfolio through expansion of commercial lending rather than merely focusing on growth of total assets. Accordingly, the Company’s loan balances diminished slightly over the last twelve months as compared to loan growth of 12.90% for the Peer Group on average. MBS, cash and investments increased at a 4.71% rate for the Company and increased by 4.24% for the Peer Group.

The growth rate of deposits for the Company continues to fall below the Peer Group average while the rate of borrowings growth exceeded the Peer Group average.

The Company’s capital declined by 0.61% as compared to slight growth of less than 2% for the Peer Group based on the average. Reduction of the Company’s equity and the modest growth for the Peer Group reflects the adoption of dividend and capital management strategies by both the Company and the Peer Group.

Income and Expense Trends

Westfield Financial and the Peer Group reported profitability ratios of 0.63% and 0.57%, respectively, for the most recent 12 month period (see Table 3). The Company’s earnings were relatively comparable to the Peer Group average in all key areas of core earnings. However, the Peer Group reported modestly lower operating expenses which were partially offset by its higher average tax rate. Importantly, the Peer Group’s earnings were impacted by non-operating expenses to a greater extent than the Company.

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October 13, 2006

Westfield Financial’s ratio of net interest income to average assets diminished to 2.83% for the 12 months ended September 30, 2006 and thus, fell slightly below the Peer Group average of 2.86%. The principal factor for the decline in comparison to the Peer Group is the Company’s increasing interest expense, which has been rising faster than the yield on interest-earning assets.

Loan loss provisions for the Company and the Peer Group were limited based on updated financial data, and equaled 0.05% for Westfield Financial versus 0.03% on average for the Peer Group.

Non-interest operating income remains a relatively comparable contributor to Westfield Financial’s earnings relative to the Peer Group, based on the Company’s ratio of 0.43%, which falls within the range of the Peer Group average and median equal to 0.51% and 0.41%, respectively. The moderate earnings contribution realized from non-interest operating income realized by both the Company and the Peer Group is indicative of their principal focus on mortgage lending and limited diversification into areas that generate revenues from non-interest sources.

The Company’s operating expense ratio increased slightly to 2.32% of average assets, which remains above the Peer Group average of 2.10% of average assets. The Company’s higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group’s funding composition. Additionally, the Company has added staff to support targeted growth of commercial account relationships, which entail a comparatively significant expense in terms of compensation and the supporting infrastructure. Westfield Financial’s assets per full time equivalent employee equaled $5.5 million, which fell within the range of the Peer Group median ($5.4 million) and average ($6.2 million).

Gains and losses from the sale of assets continued to have a limited impact on the Company’s earnings for the twelve month period shown in Table 3, as the Company reported net losses equal to 0.05% of average assets while losses reported by the Peer Group averaged 20 basis points. The Peer Group’s more significant non-operating losses were primarily attributable to the establishment of a charitable foundation by Legacy Bancorp in connection with its mutual-to-stock conversion.

Westfield Financial’s effective tax rate of 24.75% remains below the Peer Group’s average tax rate of 36.55% based on updated financial data.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been positive. After trading in a narrow range early-August 2006, stocks retreated following the Federal Reserve meeting in August 2006. While the Federal Reserve left rates unchanged, stocks declined on concerns of an economic slow down. Favorable inflation data reflected in wholesale and retail prices for July provided a boost to stocks in mid-August. Stocks traded in a narrow range before strengthening at the end of August, as oil prices dropped below $70 a barrel

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October 13, 2006

for the first time in two months and the unemployment rate for August dropped to 4.7%. The DJIA moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve’s decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter. The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. On October 13, 2006, the DJIA closed at 11,960.51 or 6.4% higher since the date of the Original Appraisal while the S&P 500 and NASDAQ Composite Index closed at levels 6.7% and 13.1% above their respective levels prevailing as of the date of the Original Appraisal

Since the date of the Original Appraisal, the market for thrift issues has also been positive. Thrift and bank stocks bounced higher in early-August 2006, as July employment data provided signs of a slowing economy and increased expectations that the Federal Reserve would stop raising rates. Mortgage data showing a drop in loan fundings reversed the positive trend in thrift and bank stocks heading into mid-August, which was followed by an upturn in mid-August as thrift and bank stocks participated in the broader market rally that was powered by favorable inflation data. Thrift and bank stocks trended lower in late-August, reflecting concerns of a slowdown in housing. A favorable August employment report provided a boost to the thrift and bank sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift and bank stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Bank and thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift and bank stocks into mid-October. On October 13, 2006, the SNL Index for all publicly-traded thrifts closed at 1,772.8 an increase of 3.1% since the date of the Original Appraisal.

The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected increases in generally in line with the SNL Index. Overall, the Peer Group’s earnings based pricing measures realized the greatest increase, as the average P/E multiple increased by 5.4% and the core earnings multiple increased by 19.8%. The equity based valuation measures increased by a lesser amount, in the range of 1% to 2%. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 4, based on market prices as of August 4, 2006, and October 13, 2006.

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October 13, 2006

Table 4

Average Pricing Characteristics

	At August 4, 2006		At October 13, 2006		Percent Change
Peer Group
Price/Earnings (x)	20.11	x	21.19	x	5.4%
Price/Core Earnings (x)	20.02		23.99		19.8
Price/Book (%)	132.40%		134.14%		1.3
Price/Tangible Book (%)	153.47		156.01		1.7
Price/Assets (%)	15.37		15.71		2.2

All Publicly-Traded Thrifts
Price/Earnings (x)	19.40	x	19.44	x	0.2%
Price/Core Earnings (x)	20.03		20.21		0.9
Price/Book (%)	149.82%		155.59%		3.9
Price/Tangible Book (%)	168.43		175.56		4.2
Price/Assets (%)	17.42		18.03		3.5

Other
SNL Thrift Index	1720.1		1772.8		3.1

As set forth in the original appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, there has been only one second step stock offering completed in the last three months (Liberty Bancorp of MO), which was completed prior to the filing of the Original Appraisal. [Table 5 is omitted. It has been filed as a paper filing.] The only transactions completed since the date of the Original Appraisal were two mutual holding company offerings, which are considered less relevant for Westfield Financial’s valuation.

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October 13, 2006

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing Westfield Financial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Westfield Financial’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 3 and 4). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal (which were modified herein if appropriate).

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition was necessary, since the updated financial data was relatively consistent with the data set forth in the Original Appraisal. We have upgraded the parameter of Profitability, Growth and Viability of Earnings from No Adjustment in the Original Appraisal to Slight Upward adjustment herein, which takes into account the potentially greater level of proceeds pursuant to this updated valuation as well as the Company’s intended use of proceeds pursuant to its business plan. In terms of other valuation adjustments relative to the Peer Group, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal. We also considered the market for the stock (the trading price of WFD increased following submission of the Original Appraisal) and the modest increase in the pricing ratios of the Peer Group companies.

Valuation Adjustment
Key Valuation Parameters:	Original Appraisal	Updated Appraisal
Financial Condition	Slight Upward	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment	Slight Upward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Downward	Slight Downward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	Slight Upward	Slight Upward
Marketing of the Issue	No Adjustment	No Adjustment
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, RP Financial concluded that, as of October 13, 2006, the aggregate pro forma market value of Westfield Financial’s conversion stock was $277,547,870 at the midpoint, equal to 27,754,787 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.65% ownership interest to the public, which provides for a $160.0 million public offering at the midpoint value. The valuation reflects a 6.7% increase

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October 13, 2006

relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating Westfield Financial’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through September 30, 2006, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company’s core earnings, we adjusted reported earnings of $5.148 million for net losses on the sale of fixed assets of $378,000 and the related tax impact. Thus, as shown below, the Company’s core earnings were determined at $5.378 million.

Amount
($000)
Trailing 12 Month Net Income (9/30/06)	$5,148
Plus: Losses on the sale of fixed assets	378
Tax Effect (1)	(148)

Core Earnings Estimate	$5,378

(1)	Reflects a 39.1% tax rate on adjustments consistent with the average tax rate for the most recent 12 months.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the updated midpoint value of $277.5 million equaled 32.09 times and 31.26 times, respectively. The P/E premium relative to the Peer Group based on reported earnings increased from 41% at the midpoint to 51% in this Update while the P/E premium relative to the Peer Group based on core earnings diminished to 30%, versus a 42% premium at the midpoint. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. The application of the P/B valuation method requires calculating Westfield Financial’s pro forma market value by applying a valuation P/B ratio to the Bank’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Bank as well as for the Peer Group. Based on the $277.5 million updated midpoint valuation, Westfield Financial’s pro forma P/B and P/TB ratios have increased to 104.7%, which closely matches the increase in the Peer Group’s P/B and P/TB ratios such that the P/TB discount at the midpoint has been maintained at 33% in this updated appraisal.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the

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updated midpoint of the valuation range, Westfield Financial’s value equaled 28.16% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.71%, which implies a premium of 79.3% has been applied to the Bank’s pro forma P/A ratio, versus a premium of 76.9% at the midpoint of our Original Appraisal.

Trading of Westfield Financial Stock. As of the date of the Original Appraisal (August 4, 2006) stock price of $28.30 per share and the 9,727,012 shares of Westfield Financial stock outstanding, the Company’s implied market value of $275.3 million was considered in the valuation process. After filing of the prospectus and the Original Appraisal, Westfield Financial’s stock price increased to above $30.00 per share and closed at $33.88 per share as of October 13, 2006, resulting in an implied market value of $329.6 million, which is slightly above the maximum of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 13, 2006, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $277,547,870 at the midpoint. Based on this valuation and the approximate 57.65% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $160,000,000, equal to 16,000,000 shares at a per share value of $10.00. This updated valuation reflects a 6.7% increase relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 3 and Exhibit 4. [Table 6 is omitted. It has been filed as a paper filing.]

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Westfield Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Westfield Financial equal to 42.35% as of June 30, 2006. The exchange ratio to be received by the existing minority shareholders of Westfield Financial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

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October 13, 2006

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
				(x)
Shares
Supermaximum	36,705,706	21,160,000	15,545,706	3.77358
Maximum	31,918,005	18,400,000	13,518,005	3.28138
Midpoint	27,754,787	16,000,000	11,754,787	2.85337
Minimum	23,591,569	13,600,000	9,991,569	2.42537

Distribution of Shares
Supermaximum	100.00%	57.65%	42.35%
Maximum	100.00%	57.65%	42.35%
Midpoint	100.00%	57.65%	42.35%
Minimum	100.00%	57.65%	42.35%

Aggregate Market Value(1)
Supermaximum	$367,057,060	$211,600,000	$155,457,060
Maximum	319,180,050	184,000,000	135,180,050
Midpoint	277,547,870	160,000,000	117,547,870
Minimum	235,915,690	136,000,000	99,915,690

(1)	Based on offering price of $10.00 per share.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
President and Managing Director

/s/ James P. Hennessey
James P. Hennessey
Senior Vice President